FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the months of August and September, 2007

Cusac Gold Mines Ltd. (File #0-000000)

(Translation of registrant's name into English)

1600 – 409 Granville Street, Vancouver, BC V6C 1T2

(Address of principal executive offices)

Attachments:

1.

News Release dated August 13, 2007

2.

News Release dated August 23, 2007

3.

News Release dated September 5, 2007

4.

News Release dated September 11, 2007

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

CUSAC GOLD MINES LTD.

(Registrant)

Date: October 22, 2007

By:

“David H. Brett”

 David H. Brett

Its:

President & CEO

1600 – 409 Granville St. Vancouver, B.C. V6C 1V5

FOR IMMEDIATE RELEASE

Cusac Drills 1.15 Grams Gold Over 87 Meters and 6.39 Grams Over 15 Meters at Taurus Deposit

Vancouver, BC, August 13, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, hereinafter "Cusac"), reports that assay results from 07TC-03, 04, 06 and 07 at the Taurus Deposit continue to confirm broad zones of near surface low-grade gold mineralization and also reveal higher grade zones within the deposit.  Hole 07TC-03 returned 1.15 grams per tonne gold over 87.2 meters, including 2.14 grams over 30.3 meters.  Hole 07TC-04 returned 1.81 grams over 66.8 meters, including, 15.2 meters grading 6.39 grams.  Hole 07TC-07 assayed   0.93 grams over 116.5 meters, including 30.6 meters grading 2.65 grams.  The foregoing grades are not capped. Please see detailed results in the table below for the uncapped and capped grades. The Taurus Deposit hosts a 43-101 compliant inferred resource of 1.04 million ounces of gold and is located near Cassiar in northern British Columbia.

Cusac is completing a 20 hole infill, step-out, and metallurgical diamond drill program designed to increase the overall tonnage and grade of the deposit, improve confidence in the resource calculation, and obtain material for detailed metallurgical testing.  Further drill results from the Taurus Deposit are expected in the coming weeks.

All the holes of the 2007 Taurus drilling program have intersected intensely altered volcanics hosting abundant quartz veins and stringers, some containing visible gold.  These types of mineralized zones are known as either T4 (>5% quartz) or T4A (<5% quartz) and have shown good gold recoveries in previous metallurgical studies.  Cusac geologists are also reviewing several kilometers of previously unsampled drill core stored on site to test potential low grade mineralization that was overlooked in past drilling.  Any additional low grade material discovered could add resources to the deposit.

“The Taurus Deposit continues to show potential increase in grade and overall size,” said Cusac CEO David Brett.  “Our team is doing an excellent job moving this large scale gold resource forward quickly and efficiently.”

Hole No.	From (m)	To (m)	Au g/T	CAPPED at 12.42g/T*	m Core

07TC-03	14.8	102.0	1.15	0.96	87.2
incl	14.8	45.1	2.14	1.59	30.3
incl	14.8	21.5	5.28	2.78	6.7

07TC-04	1.1	67.86	1.81	0.88	66.76
incl	52.7	67.86	6.39	2.26	15.16

07TC-06	4.2	139.7	0.56	0.56	135.5
incl.	42.3	82.9	1.07	1.07	40.7

07TC-07	55.5	171.9	0.93	0.90	116.5
incl.	111.1	171.9	1.52	1.45	60.9
incl.	141.4	171.9	2.65	2.49	30.6

*This column shows average assay results if assays over 12.42 g/t are capped at 12.42, which is a factor derived from the 2006 Wardrop Engineering 43-101 report on the deposit.

Cusac Gold Mines, Ltd., in existence since 1966, is a gold production and exploration company focused on the 175 square KM Cassiar Gold Property in northern British Columbia.  Please visit our website www.cusac.com for more information.

George Sanders, M.Sc., P. Geo, the Qualified Person under National Instrument 43-101 for the technical portion of this News Release.  All assays reported in this news release were prepared by Eco Tech Laboratory Ltd. of Kamloops, B.C.

CUSAC GOLD MINES LTD. PER: David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

1600 – 409 Granville St. Vancouver, B.C. V6C 1V5

FOR IMMEDIATE RELEASE

Cusac Closes $863,000 Financing, Second Tranche of $1 Million Northern Securities Underwriting Pending

Vancouver, BC, August 23, 2007. David H. Brett, President, of Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, "Cusac" or the ”Company”), reports that Cusac has closed $710,430 in equity financing with Northern Securities Inc. (the “Northern Financing”), the first tranche of a $1.02 million underwriting announced July 23, 2007, and an additional $153,000 financing under a separate non-brokered offering.  The proceeds will be used to complete underground development work required to recommence gold production at the Company’s 100% owned and operated Table Mountain Gold Mine, and for working capital purposes.  Cusac is the owner of the Cassiar Gold Property which includes a 1.04 million ounce inferred gold resource at the Taurus Deposit (partly under option from another mining company), the 100% owned Taurus II bulk tonnage gold exploration project, and the past producing Table Mountain Gold Mine.

Under the Northern Financing, the Company issued 4,179,000 Units at $0.17 per unit for gross proceeds of $710,430.  Each unit consists of one common share and one half of one warrant, whereby each whole warrant will entitle the holder to purchase an additional common share at $0.20 per share for a period of 18 months.  All securities issued or issuable are subject to a 4 month hold period expiring December 24, 2007.

Compensation paid under the first tranche of the Northern Financing included $71,043 in cash and issuance of 417,900 compensation options.  Each such option will entitle the holder to purchase one unit at $0.20 consisting of one common share and one half of one warrant with each whole warrant entitling the holder to purchase an additional common share at $0.20 for a period expiring February 23, 2009.

Under the non-brokered financing, the Company issued 900,000 units at $0.17 per unit for gross proceeds of $153,000.  Each unit consists of one common share and one half of one warrant, whereby each whole warrant will entitle the holder to purchase an additional common share at $0.20 for a period expiring January 17, 2009.  All securities issued or issuable are subject to a 4 month hold period expiring November 18, 2007.

Compensation paid under the non-brokered financing was $10,710.00 in cash and 72,000 broker warrants.  The Broker Warrants entitle the holder to purchase 72,000 common shares at $0.20 for a period of 18 months.

Cusac Gold Mines, Ltd., in existence since 1966, is a gold production and exploration company focused on the Cassiar Gold Property in northern British Columbia.  Please visit our website www.cusac.com for more information.

CUSAC GOLD MINES LTD. PER: David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

1600 – 409 Granville St. Vancouver, B.C. V6C 1V5

FOR IMMEDIATE RELEASE

Cusac Discovers New Vein Zone on Way to East Bain Vein

Vancouver, BC, September 5, 2007. David H. Brett, President, of Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, "Cusac" or the ”Company”), reports that the East Bain decline, a 15% grade, 3 meter by 4.5 meter development decline scheduled to intersect the East Bain vein in 30 days, has encountered an unexpected zone of alteration and quartz veining.  Visible gold has been identified in the new structure and assays are pending.  The quartz vein zone is trending sub-parallel to the decline and Cusac geologists are carefully mapping the zone to determine its potential.  A drill station will be developed in the decline to test the new zone.

“It’s too early to tell if this new zone will develop minable tonnage, but it is nevertheless a very exciting development,” said Cusac CEO David Brett.  “The nearby West Bain produced 60,000 tons grading 0.40 ounces per tonne, so we would not be surprised if this new zone continues to show good potential.”

Cusac is developing the East Bain vein and expects gold production to resume from this structure in October 2007.  So far, a probable reserve of 28,000 tons of ore grading 0.5 ounces per tonne gold has been outlined on the East Bain Structure.

"The previously mined 'West Bain' quartz vein contained some of the highest grades of gold known on the property.  We are now headed towards mining the “East Bain” vein, and to see a structure with this much potential in-between the two is exciting for us" said Lesley Hunt, Cusac Vice President Exploration.

George Sanders, M.Sc., P. Geo, is the Qualified Person under National Instrument 43-101 for the technical portion of this News Release.

Cusac Gold Mines, Ltd., in existence since 1966, is a gold production and exploration company focused on the Cassiar Gold Property in northern British Columbia.  Please visit our website www.cusac.com for more information.

CUSAC GOLD MINES LTD. PER: David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

1600 – 409 Granville St. Vancouver, B.C. V6C 1V5

FOR IMMEDIATE RELEASE

Cusac Drills 35.9 Meters of 1.74 Grams Gold at Taurus

Vancouver, BC, September 11, 2007. David H. Brett, President, Cusac Gold Mines Ltd. (TSX: CQC. OTCBB: CUSIF, hereinafter "Cusac"), reports that assay results from 05TC-05, 08, 09 and 10 at the Taurus Deposit continue to confirm broad zones of near-surface low-grade gold mineralization with higher grade zones.  Hole 07TC-05 intersected 35.9 meters grading 1.74 grams per ton within a larger interval of 0.8 grams per tonne gold over 140 meters.  Hole 07TC-09 returned 4.5 meters of 13.5 grams per tonne gold and another intercept of 6.0 meters grading 4.2 grams.  The foregoing grades are not capped.  Please see detailed results in the table below for the uncapped and capped grades.  Located near Cassiar in northern British Columbia, the Taurus Deposit is an advanced exploration project with over 380 drill holes that hosts a 43-101 compliant inferred resource of 1.04 million ounces of gold.

In addition to diamond drilling, Cusac’s ongoing exploration program at the Taurus Deposit includes relogging of important drill core and sampling of unsampled core in holes drilled prior to 1995.  Management believes that some of the unsampled intervals may contain economic low-grade gold values and provide the basis for an increase in the total gold resource calculation at the Taurus Deposit. Over 1,300 core samples from previously unsampled historic drill intervals have been taken and results are pending.

Seven of the 10 holes drilled this year at Taurus were large diameter (HQ) cores designed to obtain samples of sufficient size for metallurgical analysis.  Historic metallurgical testing carried out at Taurus by Cyprus Canada and others have shown encouraging recovery rates for gravity floatation and direct cyanidation processes.  The new tests will be designed to obtain more definitive results that can be relied upon for a 43-101 compliant preliminary feasibility study that the Company plans to initiate in 2008.  Additional drilling at Taurus is expected to commence in October of 2007.

Hole ID	From (m)	To (m)	Au g/T Un-capped	Capped at 12.42 g/T*	Core Length (m)
07TC-05	7.85	147.90	0.80	0.77	140.05
Including	28.45	64.35	1.74	1.59	35.90
Including	133.75	147.90	1.77	1.77	14.15

07TC-08	25.60	28.10	4.74	3.48	2.50
And	48.90	117.20	0.69	0.63	68.30
Including	48.90	58.70	1.55	1.13	9.80
Including	66.00	84.45	0.84	0.84	18.45
Including	107.50	117.20	1.41	1.41	9.70

07TC-09	4.10	10.10	4.28	4.17	6.00
And	30.10	34.65	13.56	3.43	4.55
And	72.80	78.15	9.44	6.94	5.35

07TC-10	61.60	93.00	0.51	0.51	31.40
Including	61.60	65.80	2.06	2.06	4.20
Including	88.80	93.00	1.33	1.33	4.20

*This column shows average assay results if assays over 12.42 g/t are capped at 12.42, which is a factor derived from the 2006 Wardrop Engineering 43-101 report on the deposit.

Cusac Gold Mines, Ltd., in existence since 1966, is a gold production and exploration company focused on the 175 square KM Cassiar Gold Property in northern British Columbia.  Please visit our website www.cusac.com for more information.

George Sanders, M.Sc., P. Geo, the Qualified Person under National Instrument 43-101 for the technical portion of this News Release.  All assays reported in this news release were prepared by Eco Tech Laboratory Ltd. of Kamloops, B.C.

CUSAC GOLD MINES LTD. PER: David H. Brett President & CEO	For Further Information Call: 1-800-670-6570 (Canada) Or 1-800-665-5101 (USA) Email: info@cusac.com Web: www.cusac.com

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity.  These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.